As Filed with the Securities and Exchange Commission on August 27, 2004.
                                                           Registration No. 333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                       For Depositary Shares Evidenced by
                          American Depositary Receipts
                                   ----------
                              CATLIN GROUP LIMITED
                 (Exact name of issuer of deposited securities
                          as specified in its charter)
                                      N.A.
                  (Translation of issuer's name into English)
                                    Bermuda
           (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                     One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
              (Address, including zip code, and telephone number,
            including area code, of depositary's principal executive
                                    offices)

                              The Bank of New York
                                  ADR Division
                          One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
              (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                  Daniel Primer
                              Catlin Group Limited
                                 3 Minster Court
                                  Mincing Lane
                                 London EC3R 7DD
                                +44-20-7626-0486

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
               If a separate statement has been filed to register
               the deposited shares, check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                            Proposed maximum    Proposed maximum        Amount of
                 Title of each class of                    Amount           Aggregate price       aggregate           registration
              Securities to be registered             to be registered        per unit (1)      offering price (1)         fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         25,000,000              $.05            $1,250,000              $158.38
Depositary Receipts, each American Depositary Share       American
evidencing two common shares of Catlin Group Limited.    Depositary
                                                           Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------

2(a)     Statement that Catlin Group Limited furnishes      Paragraph (11)
         the Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Catlin Group Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of ___________, among Catlin Group Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 27, 2004.

                                       By:THE BANK OF NEW YORK,
                                         as Depositary

                                       By: \s\ Andrew Zelter
                                       ---------------------
                                       Name: Andrew Zelter
                                       Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, CATLIN GROUP LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in England on August 27, 2004.

                                       CATLIN GROUP LIMITED

                                   By: \s\ Daniel Primer
                                       ---------------------
                                       Name: Daniel Primer
                                       Title: General Counsel

      Each of the undersigned hereby constitutes and appoints Daniel Primer his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on August 27, 2004.

Name                                   Title
----                                   -----

\s\ Sir Graham Hearne                  Chairman
---------------------
Sir Graham Hearne

\s\ Stephen Catlin                     Chief Executive and Deputy Chairman
---------------------                  (Principal Executive Officer)
Stephen Catlin

\s\ Christopher Stooke                 Chief Financial Officer
---------------------                  (Principal Financial and
Christopher Stooke                     Accounting Officer)

\s\ Alan Bossin                        Non-Executive Director
---------------------
Alan Bossin

---------------------                  Non-Executive Director
Michael Crall

---------------------                  Non-Executive Director
Michael Eisenson

---------------------                  Non-Executive Director
Mark Gormley

\s\ Richard Haverland                  Non-Executive Director
---------------------
Richard Haverland

\s\ Michael Hepher                     Non-Executive Director
---------------------
Michael Hepher

---------------------                  Non-Executive Director
John Marion

---------------------                  Non-Executive Director
Nicholas Paumgarten

\s\ William Spiegel                    Non-Executive Director
---------------------
William Spiegel

\s\ William P. Chauin                  Authorized Representative
---------------------                  in the United States
William P. Chauin

                                INDEX TO EXHIBITS

  Exhibit
  Number
  ------

   (1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

   (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

   (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.